PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to Prospectus, dated June 27, 2006)	File No. 333-135234

U.S.$451,425,000

Republic of Panama

9.375% U.S. Dollar-Denominated Global Bonds due 2029

Panama will pay interest on the 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (the “2029 Bonds”) on April 1 and October 1 of each year, commencing on October 1, 2008. The 2029 Bonds will mature on April 1, 2029. The 2029 Bonds will be direct, unconditional and general obligations of Panama and will rank equally in right of payment with Panama’s existing and future unsecured and unsubordinated indebtedness.

The 2029 Bonds are being issued pursuant to the recently concluded invitation of Panama (the “invitation”) to the owners of 9.625% Global Bonds due 2011 (the “2011 Bonds”) and 9.375% Global Bonds due 2012 (the “2012 Bonds” and, together with the 2011 Bonds, the “old bonds”), to submit offers to exchange old bonds for 2029 Bonds on the terms and subject to the conditions set forth in the prospectus supplement dated June 2, 2008 and the accompanying prospectus. See “The Invitation—Results of the Invitation” in this prospectus supplement for a summary of the results of the invitation.

Application has been made to list the 2029 Bonds issued pursuant to the invitation on the Luxembourg Stock Exchange and to have such 2029 Bonds trade on the Euro MTF market.

Neither the Securities and Exchange Commission nor any other regulatory body in the United States has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The 2029 Bonds will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, or DTC, on or about June 11, 2008.

The Joint Dealer Managers for the invitation are:

Citi	Deutsche Bank Securities

The date of this prospectus supplement is June 11, 2008.

In making your investment decision, you should rely only on your examination of Panama and the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone to provide you with different information. This document may only be used where it is legal to offer and sell the 2029 Bonds. Panama is not making an offer of these securities in any state or other jurisdiction where the offer is not permitted.

Prospectus Supplement

SUMMARY

This summary should be read as an introduction to the prospectus supplement and the accompanying prospectus. Any decision to invest in the 2029 Bonds by an investor should be based on consideration of the prospectus supplement and the accompanying prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area (each a “Member State”), no civil liability will attach to the Republic in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with other parts of this prospectus supplement and the accompanying prospectus. Where a claim relating to the information contained in the prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.

The Issuer

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of December 31, 2007, Panama had an estimated population of 3.3 million and a population density of 113.2 people per square mile. Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. Panama City’s population is estimated to comprise 13.6% of Panama’s total population. Other principal cities are San Miguelito, a suburb of Panama City (estimated to comprise 10.6% of the total population), and Colón, located at the northern terminus of the Panama Canal (estimated to comprise 1.1% of the total population).

Government

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President, the First Vice-President and the Second Vice-President are each elected by direct, universal suffrage for a term of five years. The President and Vice-Presidents may not be reelected to the same office within ten years after the expiration of their term. As a result of amendments to the Constitution in 2004, beginning with national elections in 2009, the executive branch will have one vice president. In the event the President is unable to finish a term, the First Vice-President would succeed to the presidency.

National legislative power is vested in the National Assembly (the “Assembly”), Panama’s unicameral legislative body. The number of electoral circuits, each comprising between 20,000 and 40,000 persons, determines the number of legislators; as of December 31, 2007, the Assembly consisted of 78 members. As a result of amendments to the Constitution in 2004, beginning with national elections in 2009, the membership of the National Assembly will be limited to 71. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the power to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”).

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor, who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects

Martin Torrijos, a leader of the Partido Revolucionario Democrático (“PRD”), was elected president of Panama for a five-year term with 47.4% of the vote and took office on September 1, 2004. President Torrijos is implementing a development plan, Alianza para la Patria Nueva (or “Alliance for a New Homeland”), which has brought wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector and judiciary. Héctor E. Alexander serves as Panama’s Minister of Economy and Finance. Presidential elections are scheduled for May 2009.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2003 through 2007:

	2003(R)	2004(R)	2005(R)	2006(R)	2007(E)
Economic Data:
GDP (millions, current dollars)	$12,933	$14,179	$15,483	$17,097	$19,740
GDP (millions, constant dollars)(2)	$12,183	$13,099	$14,041	$15,256	$16,966
GDP (% change, constant dollars)(2)	4.2%	7.5%	7.2%	8.7%	11.2%
Service Sector (% change, constant dollars)(2)(3)	3.4%	7.8%	8.1%	9.4%	11.0%
Other (% change, constant dollars)(2)(4)	8.7%	4.7%	2.7%	7.6%	8.5%
GDP Per Capita (constant dollars)(2)	$3,909	$4,129	$4,350	$4,646	$5,080
Population (millions)	3.12	3.17	3.23	3.28	3.34
CPI (% change)(5)	1.7%	2.0%	3.5%	2.0%	6.5%
Unemployment	10.9%	9.2%	7.6%	6.7%	4.7%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$2,869	$3,000	$3,474	$4,282	$5,505
Total Consolidated Non-Financial Public Sector Expenditures (millions) (6)	$3,020	$3,087	$3,169	$3,451	$4,138
Overall Surplus (Deficit) (millions)	$(623)	$(691)	$(500)	$88	$683
As % of Current GDP	(4.8)%	(4.9)%	(3.3)%	0.5%	3.5%
Central Government Surplus (Deficit) (millions)	$(489)	$(768)	$(606)	$36	$240
As % of Current GDP	(3.8)%	(5.4)%	(3.9)%	0.2%	1.2%
Public Debt (at December 31):
Internal Debt (millions)	$2,158	$2,758	$2,652	$2,664	$2,195
External Debt (millions)	$6,504	$7,219	$7,580	$7,788	$8,276
Total Public Debt (millions)	$8,662	$9,977	$10,231	$10,453	$10,471
Public Debt (as % of Current GDP)
Internal Debt	16.7%	19.5%	17.1%	15.6%	11.1%
External Debt	50.3%	50.9%	49.0%	45.6%	41.9%
Trade Data:
Exports (f.o.b.) Goods(7) (millions)	$5,072	$6,078	$7,591	$8,476	$9,312
Imports (c.i.f.) Goods(7) (millions)	$(6,274)	$(7,617)	$(8,907)	$(10,201)	$(12,625)
Merchandise Trade Balance (millions)	$(1,202)	$(1,538)	$(1,316)	$(1,726)	$(3,313)
Current Account Surplus (Deficit) (millions)	$(580)	$(1,012)	$(759)	$(552)	$(1,577)
Overall Balance of Payments Surplus (Deficit)(8) (millions)	$(267)	$(395)	$675	$176	$(622)
Total Official Reserves (at December 31) (millions)	$1,005	$624	$1,205	$1,328	$1,927

(R)	Revised figures.
(E)	Estimated figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 1996 constant dollars.
(3)	Including real estate, public administration, commerce, hotels and restaurants, financial services, the Colón Free Trade Zone (or the “CFZ”), Panama Canal, transportation and communications and public utilities.
(4)	Including manufacturing, agriculture and construction.
(5)	End of period. The CPI figures for 2004—2006 have been calculated using a newly adopted methodology and a revised base year of 2002. Figures for 2003 were calculated using an earlier methodology with a base year of 1987.
(6)	Excluding interest on external debt.
(7)	Including the CFZ.
(8)	Figures were calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panama (“BNP”) and Ministry of Economy and Finance.

The 2029 Bonds

Issuer	Republic of Panama.

Securities Offered	9.375% U.S. Dollar-Denominated Global Bonds due 2029 (the “2029 Bonds”).

Maturity Date	April 1, 2029.

Issue Date	The 2029 Bonds are expected to be issued on or about June 11, 2008, unless the invitation is terminated in accordance with the terms of the invitation.

Interest

The 2029 Bonds will bear interest from April 1, 2008. Panama will pay interest semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2008.

Interest on the 2029 Bonds will be computed on the basis of a 360 day year comprised of twelve 30 day months.

Sinking Fund	The 2029 Bonds will not benefit from any sinking fund.

Status	The 2029 Bonds, upon issuance, will be direct, unconditional and general obligations of Panama and will rank equally in right of payment with Panama’s existing and future external indebtedness as described in “Debt Securities—Status of the Debt Securities” in the accompanying prospectus. Panama has pledged its full faith and credit for the due and punctual payment of all obligations of Panama in respect of the 2029 Bonds.

Denominations	Panama will issue the 2029 Bonds only in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

Additional Amounts	Panama will make payments of principal and interest in respect of the 2029 Bonds without withholding or deduction for or on account of any present or future Panamanian taxes, duties, assessments or governmental charges of whatever nature except as described in “Debt Securities—Tax Withholding; Payment of Additional Amounts” in the accompanying prospectus.

Further Issues	From time to time, without the consent of holders of the 2029 Bonds, and subject to the required approvals under Panamanian law, Panama may create and issue further notes with the same terms and conditions as those of the 2029 Bonds (or the same except for the amount of the first interest payment and the issue price).

Form	Panama will issue the 2029 Bonds in the form of one or more fully-registered global securities, without coupons, registered in the name of a nominee of DTC and deposited with a custodian for DTC. You may hold a beneficial interest in the securities through DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), directly as a participant in one of those systems or indirectly through financial institutions that are participants in any of those systems.

Beneficial interests in the 2029 Bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the 2029 Bonds will be issued in definitive form. See “Description of the 2029 Bonds—Definitive 2029 Bonds” in this prospectus supplement.

As an owner of a beneficial interest in the global securities, you will generally not be entitled to have your 2029 Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the 2029 Bonds and will not be considered the holder of any 2029 Bonds under the fiscal agency agreement for the 2029 Bonds.

Repayment	The 2029 Bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Fiscal Agent	The 2029 Bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, paying agent, transfer agent and registrar.

Governing Law	The laws of the State of New York will be the governing law, except with respect to the authorization and execution of the 2029 Bonds, which will be governed by the laws of the Republic of Panama.

Listing	Application has been made to list the 2029 Bonds on the Luxembourg Stock Exchange and to have the 2029 Bonds trade on the Euro MTF market.

Fungibility	The 2029 Bonds will be a further issuance of, and will be consolidated to form a single series with, Panama’s existing 9.375% U.S. Dollar-Denominated Global Bonds due 2029 issued March 31, 1999, of which $500,000,000 aggregate principal amount is outstanding on the date of this prospectus supplement.

RISK FACTORS

This section describes certain risks associated with the invitation. You should consult your financial and legal advisors about the risk of participating in the invitation. Panama disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the 2029 Bonds

The price at which the 2029 Bonds will trade in the secondary market is uncertain.

Panama has been advised by the Joint Dealer Managers that they intend to make a market in the 2029 Bonds but are not obligated to do so and may discontinue market making at any time without notice. Application has been made to list the 2029 Bonds on the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market. No assurance can be given as to the liquidity of the trading market for the 2029 Bonds. The price at which the 2029 Bonds will trade in the secondary market is uncertain.

Risk Factors Relating to Panama

Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Panama is a foreign sovereign state. As a result, it may be difficult or impossible for holders to obtain or enforce judgments against Panama, whether in an investor’s own jurisdiction or elsewhere. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Panama.

Investing in an emerging market country such as Panama carries economic risks. These risks include many different factors that may affect Panama’s economic results, including the following:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

Any of these factors, as well as volatility in the markets for securities similar to the 2029 Bonds, may adversely affect the liquidity of, and trading markets for, the 2029 Bonds. See “Forward-looking Statements” in this prospectus supplement.

Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Although the absence of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than from 1987 to 1989) reduce the risk of runaway inflation, they do impose constraints on fiscal and monetary policy, particularly for responding to external shocks, that are not present in countries that can finance their deficits by printing local currency. Panama’s non-financial public sector deficit rose from 4.8% of nominal GDP in 2003 to 4.9% of nominal GDP in 2004, in part because of a change in methodology that excluded from the calculation the expected Banco Nacional dividends, the Panama Canal’s financial results and the savings generated by the government’s liability management operations. Panama’s non-financial public sector balance for 2005 registered an estimated deficit of $500.1 million or 3.3% of nominal GDP. Panama’s non-financial public sector balance for 2006 registered a surplus of approximately $87.7 million (or 0.5% of nominal GDP). Panama’s non-financial public sector balance for 2007 registered a preliminary surplus of approximately $683.0 million (or 3.5% of nominal GDP). See “Recent Developments—The Economy” in this prospectus supplement. Future deficits could result in an increase in Panama’s debt, which could in turn have an adverse effect on Panama’s ability to service its debt.

An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

Panama’s ratio of total public sector debt to GDP increased from 67.0% in 2003 to 70.4% in 2004. The ratio of total public sector debt to GDP declined to 66.1% in 2005. Panama’s ratio of total public sector debt to GDP was 61.2% in 2006. As of December 31, 2007, the ratio of total public sector debt to GDP was estimated to be 53.0%. Any significant increase in Panama’s public sector debt-to-GDP ratio could have an adverse effect on Panama’s ability to service its debt. See “Recent Developments—The Economy” in this prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows Panama to incorporate by reference some information that Panama files with the SEC. Panama can disclose important information to you by referring you to those documents. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Exhibit D to Panama’s annual report on Form 18-K for the year ended December 31, 2006, filed with the SEC on October 1, 2007, is considered part of and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent specified on the inside back cover of this prospectus supplement or from the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

Table of References

For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross reference table but included in the documents incorporated by reference is given for information purposes only:

EC No. 809/2004 Item	Annual Report on Form 18-K for 2006
Issuer’s position within the governmental framework	“The Republic of Panama—Form of Government and Political Parties” on pages D-6 to D-7 of Exhibit D

Geographic location and legal form of the issuer	“The Republic of Panama” on pages D-5 to D-7 of Exhibit D

Recent events relevant to the issuer’s solvency	“The Panamanian Economy—Reforms and Development Programs” and “—Economic Performance—2002 Through 2006” on pages D-8 to D-17 of Exhibit D

Structure of the issuer’s economy	“Structure of the Panamanian Economy” on pages D-22 to D-29, “The Panama Canal” on pages D-30 to D-34, “The Colón Free Zone” on page D-35 and “Financial System” on pages D-48 to D-54 of Exhibit D

Gross domestic product	“The Panamanian Economy—Gross Domestic Product” on pages D-17 to D-21 of Exhibit D

Panama’s political system and government	“The Republic of Panama—Form of Government and Political Parties” on pages D-6 to D-7 of Exhibit D

Tax and budgetary systems of the issuer	“Public Finance—Central Government Budget” and “—Taxation” on pages D-42 to D-43 and D-43 to D-44 of Exhibit D

Gross public debt of the issuer	“Public Sector Debt” on pages D-62 to D-68 of Exhibit D

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-55 to D-61 of Exhibit D

Foreign exchange reserves	“Public Finance—International Reserves” on pages D-46 to D-47 of Exhibit D

Financial position and resources	“Public Finance” on pages D-42 to D-47 of Exhibit D

Income and expenditure figures and 2006 Budget	“Public Finance—Central Government Budget” on pages D-42 to D-43 of Exhibit D

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having taken all reasonable care to ensure that such is the case, confirms that the information contained in this prospectus supplement and the accompanying prospectus dated June 27, 2006 is, to the best of Panama’s knowledge, in accordance with the facts and contains no material omission likely to affect its import. Panama accepts responsibility accordingly. The attached prospectus supplement and the accompanying prospectus dated June 27, 2006 constitutes a prospectus pursuant to article 5 of directive 2003/71/EC. This prospectus supplement does not refer to a “Supplement” in the meaning of Article 13 of the Luxembourg law on Prospectuses.

You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Panama’s economic, fiscal or political circumstances may have changed since such dates.

Panama is not offering to sell or soliciting offers to buy any securities other than the 2029 Bonds offered under this prospectus supplement, nor is Panama offering to sell or soliciting offers to buy the 2029 Bonds in places where such offers are not permitted by applicable law.

The 2029 Bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement No. 333-135234 filed with the SEC under the U.S. Securities Act of 1933, as amended; the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the 2029 Bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the 2029 Bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Panama and the 2029 Bonds. All such documents may be inspected at the office of the SEC. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the 2029 Bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Joint Dealer Managers and Exchange Agent; Plan of Distribution” in this prospectus supplement.

Panama is a foreign sovereign state. Consequently, it may be difficult for holders to obtain or realize upon judgments of courts in the United States against Panama. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Until 40 days after the Expiration Date, all dealers effecting transactions in the 2029 Bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

SOVEREIGN IMMUNITY

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. For more information, see “Jurisdiction and Enforcement” in the accompanying prospectus.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the invitation, and the transactions contemplated by the invitation, may be restricted by law in certain jurisdictions. If materials relating to the invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the invitation be made by a licensed broker or dealer and either Joint Dealer Manager, or any affiliate of either Joint Dealer Manager, is a licensed broker or dealer in that jurisdiction, the invitation shall be deemed to be made by such Joint Dealer Manager or such affiliate on behalf of Panama in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2006 on Form 18-K filed with the SEC on October 1, 2007. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. No significant changes to the information provided in Panama’s annual report for the year ended December 31, 2006 on Form 18-K filed with the SEC on October 1, 2007 have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such annual report.

Government

On April 20, 2007, the Assembly of the Republic of Panama (“Assembly”) designated Carlos A. Vallarino as Comptroller General of the Republic, President Torrijos appointed Dani Kuzniekcy as Minister of Canal Affairs and Hector Alexander was designated Minister of Economy and Finance by President Torrijos to replace former Minister Vallarino. On April 1, 2008, Carmen Vergara replaced Alejandro Ferrer as the new Minister of Commerce and Industry. On May 12, 2008, President Martin Torrijos appointed Salvador Rodriguez as Minister of Education, Dilio Arcia as Minister of the Presidency and Gabriel Diez as Minister of Housing.

Law 41, signed by President Torrijos and passed on August 24, 2007, created the Special Regime for the Establishment and Operation of Multinational Enterprises’ Headquarters. A principal characteristic of this legislation is that it provides foreign companies the opportunity to establish their headquarters in Panama with fiscal advantages, provided their activities are focused on international rather than internal trade within Panama. The object of this law is to attract and promote investment in the country, generate employment and the transfer of technology and to make Panama more competitive in the global economy.

On May 8, 2008, Bill N°392, amending the Social and Fiscal Responsibility Law was approved by the Assembly to promote sound fiscal policies and management. Once this bill is signed by the President, published in the Gaceta Oficial and enters into force, it will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

The Economy

Panama’s gross domestic product (“GDP”) registered an estimated real increase of 11.2% for the fiscal year ended December 31, 2007, compared with real GDP for the fiscal year ended December 31, 2006. Panama’s ratio of public sector debt to GDP was 61.2% in 2006. As of December 31, 2007, the ratio of public sector debt to GDP was estimated to be 53.0%. The agricultural sector grew an estimated 2.1% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, due in part to increased corn production. The fisheries sector declined an estimated 2.2% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, due to a decrease in shrimp larvae production and industrial fishing. The mining sector grew an estimated 19.6% during the fiscal year ended December 31, 2007 compared with the fiscal year ended December 31, 2006, primarily due to increased production of construction materials. Manufacturing activity increased an estimated 5.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, due primarily to a rise in the processing of food and beverage products.

For the fiscal year ended December 31, 2007, the construction sector grew by an estimated 19.6% compared to fiscal year ended December 31, 2006 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure. The Colón Free Trade Zone (or the “CFZ”) grew an estimated 5.1% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to greater demand for imported goods and the recovery of national manufacturing production. The commerce, hotels and restaurant sector grew an estimated 12.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended

December 31, 2006 primarily due to increased tourism. The transportation and communications sector, including Panama Canal and port activities, grew 23.5% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. The financial intermediation sector grew an estimated 18.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to increased banking and insurance activity. The real estate sector grew an estimated 7.3% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to an increase in the number of home sales and commercial leases.

The following tables set forth Panama’s GDP, including sectoral origin (in constant dollars) and percentage changes from the prior year for the period from 2003 through 2007:

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2003	2004	2005(R)	2006 (R)	2007(E)
Primary Activities:
Agriculture(2)	$958.9	$971.9	$997.0	$1,032.7	$1,053.9
Mining	120.9	136.0	136.1	161.0	192.5

Total	$1,079.8	$1,107.9	$1,133.1	$1,193.7	$1,246.4

Industrial Activities:
Manufacturing	$965.4	$985.5	$1,026.9	$1,066.7	$1,127.4
Construction	516.7	588.6	594.6	704.0	842.1

Total	$1,482.1	$1,574.1	$1,621.5	$1,770.7	$1,969.5

Services:
Public utilities	$387.0	$410.6	$433.4	$457.7	$481.1
Commerce, restaurants and hotels	1,191.9	1,298.2	1,370.0	1,524.3	1,718.5
Transportation and communications	1,408.1	1,648.0	1,866.6	2,125.1	2,614.0
Colón Free Zone	801.1	931.3	1,063.5	1,186.9	1,247.4
Panama Canal Authority	590.9	648.3	688.0	781.9	805.3
Financial intermediation	939.4	887.0	1,032.4	1,193.5	1,416.8
Real estate	1,955.6	2,103.1	2,257.4	2,384.6	2,558.5
Public administration	1,188.0	1,217.0	1,208.3	1,231.8	1,272.7
Other services	701.5	735.3	762.5	800.1	854.2

Total	$9,163.5	$9,878.8	$10,682.1	$11,685.9	$12,968.5

Plus Import Taxes(3)	$757.6	$800.9	$880.2	$944.3	$1,133.2
Less Imputed Banking Services	(300.2)	(262.5)	(289.0)	(353.3)	(367.2)

Gross Domestic Product	$12,182.8	$13,099.2	$14,041.2	$15,256.1	$16,966.1

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change)(1)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(E)
Primary Activities:
Agriculture(2)	9.3%	1.4%	2.6%	3.6%	2.1%
Mining	35.4	12.5	0.1	18.3	19.6
Total	11.7	2.6	2.3	5.3	4.4

Industrial Activities:
Manufacturing	(3.4)	2.1	4.2	3.9	5.7
Construction	32.5	13.9	1.0	18.4	19.6
Total	6.7	6.2	3.0	9.2	11.2

Services:
Public utilities	1.4	6.1	5.6	5.6	5.1
Commerce, restaurants and hotels	5.7	8.9	5.5	11.3	12.7
Transportation and communications	12.7	17.0	13.3	13.8	23.0
Colón Free Zone	(2.0)	16.3	14.2	11.6	5.1
Panama Canal Authority	6.7	9.7	6.1	13.6	3.0
Financial intermediation	(7.2)	(5.6)	16.4	15.6	18.7
Real estate	4.7	7.5	7.3	5.6	7.3
Public administration	1.4	2.4	(0.7)	1.9	3.3
Other services	545.9	4.8	3.7	4.9	6.8
Total	10.5	7.8	8.1	9.4	11.0

Plus Import Taxes(3)	0.1	5.7	9.9	7.3	20.0
Less Imputed Banking Services	4.2	(12.6)	10.1	22.2	3.9
Gross Domestic Product	9.6%	7.5%	7.2%	8.7%	11.2%

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

The Assembly approved Panama’s 2008 budget on December 11, 2007. The 2008 budget contemplates total expenditures of $8.3 billion, with budget estimates based on an anticipated 10.0% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $923.6 million (or approximately 4.3% of nominal GDP) for 2008.

Inflation, as measured by the end-of-period CPI, was 6.5% in 2007, compared to 2.0% in 2006. The increase was primarily due to the worldwide increase in oil prices affecting various sectors of the economy, such as increased costs in energy and food production. The following table sets forth Panama’s principal price indicators for each of the years 2003 through 2007:

Inflation

(percentage change from previous period)(1)

	2003(R)		2004(R)	2005(R)	2006(R)	2007
Period Average:
Consumer Price Index	—	%(1)	0.5%	3.3%	2.3%	4.2%
Wholesale Price Index:
Imports	1.6		7.3	10.4	10.1	5.8
Industrial products	2.9		1.7	1.6	1.8	4.5
Agricultural products	(2.9)		2.6	(0.2)	3.2	6.3

All products	1.6		4.4	5.7	6.1	5.3

End of Period:
Consumer Price Index	1.7%		2.0%	3.5%	2.0%	6.5%
Wholesale Price Index:
Imports	1.9		8.7	11.2	5.2	16.5
Industrial products	0.3		2.7	1.4	2.3	6.2
Agricultural products	0.4		2.2	5.6	3.8	7.0
All products	1.0		5.3	6.2	3.9	11.4

Source: Office of the Comptroller General and Ministry of Economy and Finance.

(R)	Revised figures.
(1)	The CPI figures for 2004 to 2007 have been calculated using a newly-adopted methodology and a revised base year of 2002. Figures for 2003 have been calculated using an earlier methodology with a base year of 1987.

Employment. In 2007, the unemployment rate decreased to 4.7% from 6.7% in 2006, primarily as a result of improved economic conditions. The following table sets forth certain labor force and unemployment statistics for the years 2003 through 2007:

Labor Force and Employment

	2003(R)	2004	2005	2006(R)	2007
	(thousands of persons)
Total Population	3,116	3,172	3,228	3,284.0	3,340
Working-Age Population	2,122	2,169	2,216	2,263.0	2,310

Labor Force
Employed	1,159.2	1,212.7	1,269.8	1,294.9	1,357.0
Unemployed	173.8	161.4	137.7	122.8	92.3

Total	1,333.0	1,374.1	1,407.5	1,417.7	1,449.3

	(annual percentage change)
Total Population	1.8%	1.8%	1.8%	1.7%	1.7%
Working-Age Population	3.3	2.2	2.2	2.1	2.1
Labor Force
Employed	4.3	4.6	4.7	2.0	4.8
Unemployed	(0.3)	(7.1)	(14.7)	(10.8)	(24.8)

Total	3.7%	3.1%	2.4%	0.7%	2.2%

	(in percent)
Labor Force:
Participation Rate(1)	62.8%	63.3%	63.5%	62.6%	62.7%
Employment Rate(2)	87.0	88.2	90.2	91.4	93.6
Unemployment Rate(3)	10.9	9.2	7.6	6.7	4.7
Of which:
Metropolitan Area(4)	13.4%	11.1%	9.6%	8.2%	5.7%

(R)	Revised figures.
(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Public Sector Finances. Panama’s non-financial public sector balance for the fiscal year ended December 31, 2007 registered a preliminary surplus of $683.0 million (or 3.5% of nominal GDP). The methodology used to calculate the non-financial public sector deficit does not include expected Banco Nacional de Panamá dividends, the Panama Canal Authority’s net financial results or the savings generated by debt repurchase operations, all of which were included in the calculation prior to the Torrijos administration’s revision of the methodology in 2004. The revised methodology uses cash-based accounting standards.

The following table set forth the revenues, by source, and expenditures, by sector, of the consolidated non-financial public sector for the years 2003 through 2007:

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(P)
Revenues:
General Government
Central Government	$1,901	$1,963.7	$2,264.8	$3,076.7	$3,651.2
Caja de Seguro Social (“CSS”)	725	796.3	827.3	898.7	1,104.0
Consolidated agencies	78	79.2	82.7	100.4	120.6

Total	2,704	2,839.2	3,174.8	4,075.7	4,875.9

Public Enterprises Operations Surplus	91	95.9	156.9	128.1	163.7
Nonconsolidated Agencies Surplus	22	38.1	98.3	37.2	184.5
Capital Revenues	49	27.5	44.2	41.6	250.0
Donations	0	0.0	0.0	0.0	31.2

Total	2,863	3,000.7	3,474.2	4,282.8	5,505.3
Expenditures:
General Government
Central Government	1,235	1,285.8	1,350.2	1,507.6	1,625.3
CSS	1,104	1,150.9	1,196.2	1,251.8	1,374.5
Consolidated agencies	149	149.2	156.3	160.9	164.7

Total	2,488	2,585.9	2,702.7	2,920.3	3,164.5

Capital Expenditures	532	501.5	466.0	530.3	973.6

Total	3,020	3,087.4	3,168.7	3,450.6	4,138.1
Balance(2)	(151)	(86.7)	305.5	832.0	1,367.3
Debt Interest Paid	471	604.3	694.0	744.3	684.2
Surplus (Deficit)	(622)	(691)	(388.5)	87.7	683.0
Overall Surplus (Deficit)	$(623)	$(691)	$(500.1)	$87.7	$683
Percentage of GDP (nominal)	(4.8)%	(4.9)%	(3.3)%	0.5%	3.5%

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	Excluding external interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Banking Sector. Total assets of the banking sector were approximately 74.1% higher at the end of 2007 than at the end of 2003. Deposits were approximately 69.9% higher at the end of 2007 than at the end of 2003. The table below sets forth information on the banking sector at December 31 for each of the years 2003 through 2007:

Banking Sector

(in millions of dollars)

	December 31,
	2003	2004	2005(R)	2006(R)	2007
Assets:
Liquid Assets:
Deposits in local banks	$1,191	$1,088	$1,414	$2,276	$2,391
Deposits in foreign banks	6,271	5,928	4,799	6,181	6,987
Other	372	367	507	613	597

Total Liquid Assets	7,834	7,383	6,721	9,069	9,976

Loans	17,389	19,900	22,905	26,609	33,418
Investments in Securities	5,398	5,760	6,857	7,162	10,200
Other assets	1,727	1,566	2,133	2,433	2,731

Total Assets	32,348	34,610	38,615	45,274	56,325

Liabilities:
Deposits:
Internal:
Official	1,920	1,795	2,289	2,441	3,405
Public	10,230	11,065	12,001	14,617	17,260
Banks	1,135	1,083	1,421	2,145	2,562

Total Internal Deposits	13,285	13,943	15,712	19,203	23,227

External:
Official	58	35	31	43	22
Public	5,889	6,235	6,589	8,181	10,644
Banks	4,367	4,319	4,765	4,518	6,206

Total External Deposits	10,314	10,589	11,385	12,743	16,872

Total Deposits	23,599	24,531	27,096	31,946	40,098

Obligations	3,685	4,478	5,154	6,140	7,434
Other Liabilities	1,046	956	1,343	1,819	1,791

Total Liabilities	28,340	29,965	33,593	39,905	49,323

Capital and Reserves	4,018	4,644	5,022	5,369	7,001

Total Liabilities and Capital	$32,348	$34,610	$38,615	$45,274	$56,325

(R)	Revised figures.

Source: Superintendency of Banks.

Interest Rates. Interest rates show a downward trend, especially passive rates, which are consistent with international rates, and consolidate the system’s financial margin. In April 2008, the average interest rate paid by Banca Panameña for one-year deposits was 3.8125%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 12.875% at the end of the month. In general terms, the differential between passive and active interest rates for Banca Panameña exceeded 4% at the end of the first quarter of 2008.

Public Debt

As of December 31, 2007, Panama’s external debt totaled $8.3 billion, up $487.3 million from December 31, 2006. Panama’s external debt as a percentage of GDP was 41.9% as of December 21, 2007. As of March 31, 2008, Panama’s external debt totaled $8.3 billion.

As of December 31, 2007, Panama’s internal debt totaled $2.2 billion, a decrease of $469.3 million from December 31, 2006. Panama’s internal debt as a percentage of GDP was 11.1% as of December 21, 2007. As of March 31, 2008, Panama’s internal debt totaled $2.3 billion.

Panama’s total public sector debt as of December 31, 2007 was $10.5 billion, up $18.0 million from December 31, 2006. Panama’s total public sector debt as of March 31, 2008 was $10.6 billion.

The following tables set forth Panama’s outstanding public sector external debt by source and Panama’s outstanding public sector internal debt by source at year-end for the years 2003 through 2007:

Public Sector External Debt(1)

(in millions of dollars)

	December 31,					As of March 31, 2008
	2003	2004	2005	2006	2007
Commercial banks	$7.2	$9.3	$79.6	$8.3	$6.5	$5.6
Bonds	4,955.0	5,702.9	6,104.8	6,359.8	6,809.8	6,809.8
Multilateral agencies	1,227.7	1,212.9	1,136.1	1,183.0	1,235.4	1,256.7
Bilateral entities	313.8	294.2	259.2	237.2	224.0	220.4

Total	$6,503.6	$7,219.2	$7,579.7	$7,788.3	$8,275.6	$8,292.4

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source: Ministry of Economy and Finance.

Public Sector Internal Debt

(in millions of dollars)

	December 31,					As of March 31, 2008
	2003	2004	2005	2006	2007
Private Sector Sources:
Treasury notes	$500.0	$708.2	$775.1	$815.1	$565.1	$565.1
Treasury bills	218.0	236.6	192.1	249.8	206.8	199.0
Domestic bonds	60.8	31.4	21.5	13.5	2.2	2.2
Long-term private financing	5.8	14.0	2.7	2.1	22.3	32.4
Labor Notes(1)	6.4	3.9	2.6	1.2	0.0	0.0
SIACAP Bonds	345.1	307.4	269.6	231.9	198.8	182.2

Total	$1,136.0	$1,301.4	$1,263.6	$1,312.5	$995.2	$980.9
Public Sector Sources:
CSS	$516.4	$622.6	$604.2	$583.9	$563.5	$552.3
Official banking institutions(2)	505.6	833.7	783.9	768.0	636.3	757.8

Total	$1,022.0	$1,456.2	$1,388.1	$1,351.8	$1,199.8	$1,310.1

Total Public Sector Internal Debt	$2,158.0	$2,757.6	$2,651.7	$2,664.3	$2,195.0	$2,291.0

(1)	Notes issued under the Government’s early retirement program.
(2)	The remaining unpaid overdraft debt that the Central Government incurred at Banco Nacional de Panama (“BNP”) during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2007 with a program, initiated in 2002, of Treasury Note issuances in the local market. As of March 31, 2008, outstanding Treasury Notes amounted to $565.1 million. In seven monthly auctions from September 18, 2007 to April 15, 2008, Panama issued $291.8 million of zero-coupon Treasury Bills with short-term maturities (1-year or less) in Panama’s capital markets. As of March 31, 2008, outstanding Treasury Bills amounted to $199.0 million.

During the fiscal year ended December 31, 2007, Panama entered into the following agreements with multilateral organizations and foreign commercial banks totaling $402.9 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
World Bank for Reconstruction and Development	Rural Productivity	$ 39.4	May 11, 2007
European Investment Bank	Clean-up of Panama Bay	$ 40.0	June 6, 2007
Inter-American Development Bank	Network of Opportunity Program for poverty reduction	$ 20.1	July 5, 2007
HSBC	Remigio Rojas Agroexportation project	$ 37.0	October 26, 2007

Lender	Program	Amount (in millions of US dollars)	Date signed
Inter-American Development Bank	Modernization of Land Management	$ 27.0	October 31, 2007
Inter-American Development Bank	II Sustainable Development Project for the province of Darien	$ 17.0	October 31, 2007
Japan Bank for International Cooperation	Clean-up of Panama Bay	$ 161.4	November 8, 2007
Inter-American Development Bank	Water and Sanitation	$ 32.0	December 5, 2007
Inter-American Development Bank	Basic Education	$ 5.0	December 12, 2007
Inter-American Development Bank	Social Protection	$ 24.0	December 22, 2007

During the first quarter of 2008, Panama entered into the following agreements with multilateral organizations and foreign commercial banks totaling $132.8 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
Inter-American Development Bank	Phase II: Social Protection	$20.2	January 15, 2008
Inter-American Development Bank	Improvement to the administration of justice	$21.6	March 13, 2008
Inter-American Development Bank	Modernization of the administration and management of the environment	$10.0	March 13, 2008
World Bank for Reconstruction and Development	Assistance for development policies	$75.0	March 20, 2008
World Bank for Reconstruction and Development	Technical assistance for public policy reforms	$6.0	March 24, 2008

International Trade

On December 19, 2006, Panama announced the completion of negotiations for a free trade agreement with the United States. In 2006, more than 96% of Panama’s merchandise exports to the United States entered duty-free considering the application of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The trade promotion agreement with the United States is expected to expand and secure those benefits for Panama in the long term. Upon effectiveness, the free trade agreement will eliminate nearly 71.2% of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years. In return, the United States will eliminate immediately 99.7% of tariffs applied to industrial goods from Panama. In July 2007, Panama’s legislature ratified the Trade Agreement, but as of May 2008, the U.S. Congress has yet to ratify the Agreement.

As of December 31, 2007, Panama’s largest trading partners for exports were the United States, the Netherlands and China, with exports amounting to $391.2 million, $114.8 million and $62.9 million, respectively. As of December 31, 2007, Panama’s largest trading partners for imports were the United States, The Colón Free Zone and Curaçao, with imports amounting to $2.1 billion, $714.7 million and $489.2 million, respectively.

Law No. 37 of November 8, 2006 ratified the bilateral investment treaty signed with Mexico in October 2005. On January 12, 2007, the National Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. This free trade agreement entered into force on March 7, 2008, eliminating nearly 93% of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras and Guatemala. In this regard, the National Assembly approved Law No.17 of February 13, 2008 and Law No. 23 of April, 2008, which implement the free trade agreements signed with Costa Rica and Honduras, respectively. Upon effectiveness of these commercial agreements, nearly 90% of Panama’s total exports to these countries will enter duty-free.

The following table sets forth Panama’s balance of payments for the years 2003 through 2007:

Balance of Payments(1)

(in millions of dollars)

	2003	2004(R)	2005(P)	2006(P)	2007(P)
Account
Current Account:
Merchandise Trade(2)
Exports	$5,071.9	$6,078.3	$7,591.2	$8,475.6	$9,311.6
Imports	(6,274.2)	(7,616.6)	(8,907.2)	(10,201.2)	(12,624.9)

Balance	(1,202.3)	(1,538.3)	(1,316.0)	(1,725.6)	(3,313.3)
Services	1,197.7	1,331.1	1,436.3	2,213.4	2,832.4
Rent (3)	(821.3)	(1,024.3)	(1,124.9)	(1,297.7)	(1,354.5)
Unilateral Transfer(4)	246.4	219.6	245.3	257.9	258.7

Balance	(579.5)	(1,011.9)	(759.3)	(552.0)	(1,576.7)
Capital and Financial Account:
Capital Account	0.0	0.0	0.0	0.0	0.0
Financial Account	177.9	496.8	1,989.2	671.3	1,687.3
Direct Investment	817.5	1,019.1	962.1	2,574.2	1,825.1
Portfolio Investment	64.1	125.1	(557.6)	(421.2)	(1,467.5)
Other Capital	(703.7)	(647.4)	1,584.7	(1,481.7)	1,329.7
Assets	631.2	(1,542.8)	(358.9)	(3,645.2)	(4,668.9)
Liabilities	(1,334.9)	895.4	1,943.6	2,163.5	5,998.6

Balance	(461.6)	(515.1)	1,229.9	119.3	110.6

Errors and Omissions (net)	134.5	119.7	(555.1)	(56.3)	511.0
Overall Surplus (Deficit)	$(267.1)	$(395.4)	$674.8	$175.6	$621.6

Financing	267.1	395.4	(674.8)	(175.6)	(621.6)
Total Reserves	266.6	396.3	(521.3)	(166.1)	(611.4)
Use of IMF credit and IMF loans	(9.5)	(10.0)	(9.8)	(9.5)	(10.2)
Exceptional Financing(5)	10.0	9.1	(143.7)	0.0	0.0

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by the IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of Past-Due Interest bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account”.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and Panama has not requested an extension or arrangements regarding a new standby facility. Panama continues to consult with the IMF pursuant to Article 4 of the IMF Articles of Agreement.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. Construction of a third set of locks is scheduled to begin in early 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2007 reached $1.2 billion, an increase of 15.3% over fiscal year 2006. On July 10, 2007, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2008, allocating $230.7 million to the Canal’s investment program.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2003 through 2007 (each ending on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2003	13,154	666.0	188.3
2004	14,035	757.7	200.3
2005	14,011	847.6	193.8
2006	14,194	1,026.4	211.6
2007	14,721	1,183.9	208.2

Source: Panama Canal Authority.

THE INVITATION

Results of the Invitation

On June 2, 2008, Panama announced an invitation to holders of old bonds to submit one or more offers to exchange their old bonds for newly issued 2029 Bonds, on the terms and subject to the conditions set forth in the prospectus supplement dated June 2, 2008 to the prospectus dated June 27, 2006. The invitation commenced at 9:00 a.m., Central European time, on June 3, 2008 and expired at 5:00 p.m., New York City time, on June 3, 2008.

Offers to exchange old bonds for 2029 Bonds pursuant to the invitation are sometimes referred to as “Exchange Offers”.

Pursuant to the invitation, Panama expects to issue U.S.$451,425,000 aggregate principal amount of 2029 Bonds. In addition, Panama expects to pay an aggregate amount of approximately U.S.$9,662,004 in cash for Net Accrued Interest and an aggregate amount of U.S.$207,773.17 in cash as a result of rounding down to the nearest integral multiple of U.S.$1,000 of the aggregate principal amount of the 2029 Bonds issuable to each holder of old bonds exchanged pursuant to the invitation. The 2029 Bond issue price to be used for purposes of such rounding is U.S.$1,352.05 per U.S.$1000 principal amount of 2029 Bonds.

The “Net Accrued Interest” with respect to each accepted Exchange Offer, shall be an amount in U.S. dollars equal to (i) interest on the nominal principal amount of old bonds accepted for exchange accruing from and including the immediately preceding interest payment date for such old bonds up to and excluding the settlement date for the invitation, minus (ii) interest on the nominal principal amount of 2029 Bonds to be issued in exchange for old bonds accruing from and including the immediately preceding interest payment date up to and excluding the settlement date for the invitation.

The following table sets forth:

•	the aggregate original principal amount of each series of old bonds to be acquired in exchange for 2029 Bonds pursuant to the invitation; and

•	the aggregate principal amount of 2029 Bonds expected to be issued in exchange for each series of old bonds pursuant to the invitation:

Old Bonds	Old Bond Exchange Price	Aggregate Original Principal Amount Accepted in Exchange for 2029 Bonds	Aggregate Principal Amount of 2029 Bonds Expected to be Issued
2011 Bonds	115.432%	$251,727,000	$214,851,000
2012 Bonds	119.624%	$267,491,000	$236,574,000

There was no proration of the old bonds.

Following the settlement and cancellation of the old bonds surrendered in exchange for the 2029 Bonds, the aggregate principal amount of old bonds remaining outstanding is expected to be approximately:

Old Bonds	Aggregate Principal Amount Remaining Outstanding Following Settlement
2011 Bonds	$332,876,000
2012 Bonds	$232,509,000

Settlement

The settlement date for the invitation is expected to be June 11, 2008.

On the settlement date:

•

if Panama has accepted your Exchange Offer, you, as the identified account holder, or DTC, Euroclear or Clearstream, Luxembourg on your behalf, as the case may be, must deliver to Panama good and marketable title to your old bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind; and

•

in return you will receive, as applicable and solely by credit to the DTC, Euroclear or Clearstream, Luxembourg account in which your old bonds submitted with respect to the invitation were held, the 2029 Bonds and any cash amounts to which you are entitled in respect of rounding and accrued interest payments. The settlement date shall also be the issue date of the 2029 Bonds.

The amount of cash you receive will be rounded to the nearest cent. The determination by Panama of any calculation or quotation made with respect to the invitation shall be conclusive and binding on you, absent manifest error.

See “Global Clearance and Settlement” for a description of settlement procedures.

Market for the Old Bonds and 2029 Bonds

Panama will cancel all old bonds acquired by it pursuant to the invitation. Accordingly, the exchange of old bonds pursuant to the invitation will reduce the aggregate original principal amount of old bonds that otherwise might trade in the public market, which could adversely affect the liquidity and market value of the remaining old bonds not offered or accepted pursuant to the invitation. Old bonds not exchanged pursuant to the invitation will remain outstanding.

Application has been made to list the 2029 Bonds on the Luxembourg Stock Exchange and to have the 2029 Bonds trade on the Euro MTF market. No assurance can be given as to the liquidity of the trading market for the 2029 Bonds. The price at which the 2029 Bonds will trade in the secondary market is uncertain.

Certain Other Matters

Panama reserves the right, following completion or cancellation of the invitation, to:

•	offer to call, exchange or buy outstanding securities (including additional old bonds); or

•	sell new securities (including additional 2029 Bonds); or

•	issue a new invitation to submit offers to exchange or sell old bonds or purchase new securities in each case on terms that may be the same as, or more or less favorable, than those contemplated by the invitation.

The making of any such new offers and the making of any new invitation will depend on various factors, including interest rates prevailing at such time and the aggregate original principal amount of each type of old bonds retired pursuant to the invitation.

DESCRIPTION OF THE 2029 BONDS

Panama will issue the 2029 Bonds under the fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the 2029 Bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the 2029 Bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of 2029 Bonds in making your decision on whether to invest in the 2029 Bonds. Panama has filed a copy of these documents with the SEC, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the 2029 Bonds offered hereby completes and, to the extent inconsistent therewith, replaces any information contained in the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

General Terms of the 2029 Bonds

The 2029 Bonds:

•

will be a further issuance of, and will be consolidated to form a single series with, Panama’s existing 9.375% U.S. Dollar-Denominated Global Bonds due 2029 issued March 31, 1999, of which $500,000,000 aggregate principal amount is outstanding on the date of this prospectus supplement.

•	will mature at par, including any accrued and unpaid interest, on April 1, 2029.

•	will bear interest at 9.375% from April 1, 2008.

•

will pay interest semi-annually in arrears in equal installments on April 1 and October 1 of each year, starting on October 1, 2008, to be paid to the person in whose name the 2029 Bond is registered at the close of business on the preceding March 15 or September 15.

•

upon issuance, will be direct, unconditional and general obligations of Panama and will rank pari passu with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated indebtedness of Panama, backed by the full faith and credit of Panama for the due and punctual payment of all obligations of Panama in respect thereof.

•	will be recorded on, and transferred through, the record maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

•	will be issued on or about June 11, 2008, unless the invitation is terminated in accordance with the terms of the invitation.

•

will be issued in fully registered form, without coupons, registered in the names of holders or their nominees in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

•	will be available in definitive form only under certain limited circumstances.

Payments of Principal and Interest

Panama will make payments of principal and interest on the 2029 Bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the beneficial holders of the 2029 Bonds. Panama expects that holders of the 2029 Bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders of the 2029 Bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the 2029 Bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or interest on the 2029 Bonds is not claimed two years after the principal or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments. However, Panama’s obligations to pay the principal of and interest on the 2029 Bonds as they become due will not be affected by such repayment. To the extent permitted by law, the 2029 Bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Events of Default; Acceleration of Maturity

Any of the following events will be an event of default (“Event of Default”) with respect to the 2029 Bonds:

(a)	a default by Panama in any payment of principal of the 2029 Bonds which continues for 15 calendar days;

(b)	a default by Panama in any payment of interest on the 2029 Bonds which continues for 30 calendar days;

(c)	a default by Panama in the performance of any other obligation under the 2029 Bonds which continues for 60 calendar days after the holder of any 2029 Bonds provides to the fiscal agent written notice requiring this default be remedied;

(d)	an acceleration of any aggregate principal amount of public indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an Event of Default resulting from Panama’s failure to make any payment of principal or interest under this public indebtedness when due;

(e)	a failure of Panama to make any payment in respect of public indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any 2029 Bonds provides to the fiscal agent written notice requiring this default be remedied;

(f)	a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the 2029 Bonds; or

(g)	a denial or repudiation by Panama of its obligations under the 2029 Bonds.

If an Event of Default occurs and is continuing, the holders of the outstanding 2029 Bonds may, by notice to the fiscal agent, declare all the 2029 Bonds to be due and payable immediately, except that, in the case of events of default described in paragraphs (c), (d) or (e) above, the holders of at least 25% of the aggregate principal amount of the outstanding 2029 Bonds are required to declare the 2029 Bonds immediately due and payable.

Holders of 2029 Bonds may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the Event of Default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the 2029 Bonds will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. Any of the holders of the 2029 Bonds may rescind a declaration of acceleration arising out of any of the events described in paragraphs (b), (f) or (g) if such events of default have been cured. Only the holders of 66 2/3% or more of the aggregate principal amount of the outstanding 2029 Bonds may rescind a declaration of acceleration if the event or events of default described in paragraphs (c), (d) or (e) above have been cured.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed The Bank of New York (as successor to JPMorgan Chase Bank, N.A.) as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the 2029 Bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive 2029 Bonds

Panama will issue 2029 Bonds in definitive form in exchange for the book-entry securities only if:

•

DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an Event of Default with respect to the 2029 Bonds shall have occurred and be continuing as described under “Debt Securities—Default” in the accompanying prospectus.

Payments will be made on any definitive 2029 Bonds at the Corporate Trust Services Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive 2029 Bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive 2029 Bonds. You may transfer any definitive registered 2029 Bond, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

Panama will publish notices to the holders of the 2029 Bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the 2029 Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Panama will also publish notices to the holders of the 2029 Bonds in a leading newspaper having general circulation in Luxembourg. Panama expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Panama will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Panama will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the 2029 Bonds

Panama may, without the consent of holders of the 2029 Bonds, create and issue further notes with the same terms and conditions as those of the 2029 Bonds (or the same except for the amount of the first interest payment and the issue price).

Purchase of 2029 Bonds by Panama

Panama may at any time purchase any of the 2029 Bonds in any manner and for any consideration. If purchases are made by tender, tenders must be available to all holders of the 2029 Bonds alike. All 2029 Bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Jurisdiction and Enforcement

The 2029 Bonds and the fiscal agency agreement will be governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Panama.

Listing

Application has been made to list the 2029 Bonds on the Luxembourg Stock Exchange and to have the 2029 Bonds trade on the Euro MTF market. Panama’s existing 9.375% U.S. Dollar-Denominated Global Bonds due 2029 issued March 31, 1999, are listed on the Luxembourg Stock Exchange and trade on the Euro MTF market.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Panama nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures, nor will Panama or the fiscal agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to 2029 Bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of the 2029 Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the 2029 Bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the 2029 Bonds, initially Cede & Co., as the absolute owner of the 2029 Bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the 2029 Bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the 2029 Bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the 2029 Bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the 2029 Bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the 2029 Bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed 2029 Bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the 2029 Bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the 2029 Bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the 2029 Bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the 2029 Bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the 2029 Bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the Settlement Date. Euroclear or

Clearstream, Luxembourg will then instruct its depositary to receive the 2029 Bonds and make payment for them. On the Settlement Date, the depositary will make payment to the DTC participant’s account and the 2029 Bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the 2029 Bonds to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the 2029 Bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the Settlement Date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual Settlement Date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the 2029 Bonds by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the 2029 Bonds are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the 2029 Bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the 2029 Bonds were credited to the participant’s account. However, interest on the 2029 Bonds would accrue from the value date. Therefore, in many cases, the interest income on 2029 Bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the 2029 Bonds can use its usual procedures for transferring 2029 Bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the Settlement Date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer 2029 Bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the Settlement Date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the 2029 Bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases 2029 Bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•

borrowing the 2029 Bonds in the United States from a DTC participant no later than one day prior to settlement which would give the 2029 Bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg account holder.

TAXATION

General

An exchange of old bonds for 2029 Bonds pursuant to the invitation may be a taxable transaction under the laws applicable to a bondholder. Also, holders of 2029 Bonds may be subject to tax in respect of their 2029 Bonds. Each bondholder should consult its own tax advisor to determine the particular tax consequences for it in respect of the exchange of old bonds for 2029 Bonds or the purchase, receipt, ownership or disposition of 2029 Bonds.

Panamanian Taxation

The following is a summary of certain aspects of Panamanian income, estate and stamp tax considerations that may be relevant to the exchange of old bonds for 2029 Bonds pursuant to the invitation and/or to the receipt, purchase, ownership or disposition of 2029 Bonds. This summary is based on Panamanian laws, regulations and interpretative rulings in effect on the date of this prospectus supplement, all of which are subject to change possibly with retroactive effect. This summary is not intended to constitute a complete analysis of all Panamanian tax consequences of the exchange of old bonds for 2029 Bonds or the receipt, purchase, ownership or disposition of the 2029 Bonds.

Persons considering exchanging old bonds for 2029 Bonds should consult their own tax advisers in determining the Panamanian tax consequences to them of the exchange of old bonds pursuant to the invitation and/or the receipt, purchase, ownership and disposition of the 2029 Bonds.

Income Tax

Exchange of Old Bonds for 2029 Bonds

Holders of old bonds will not be subject to Panamanian income or withholding tax on any capital gain realized on an exchange of old bonds for 2029 Bonds pursuant to the invitation or on the payment of the accrued interest or rounding amounts in respect of any old bonds so exchanged, regardless of their place of residency or nationality.

Taxation of 2029 Bonds

Interest on the 2029 Bonds

Holders of 2029 Bonds will not be subject to Panamanian income tax, including any withholding tax, on payments or accrual of interest on the 2029 Bonds, regardless of their place of residency or nationality.

Disposition of the 2029 Bonds

Holders of old bonds will not be subject to Panamanian income or withholding tax on any capital gain realized on the sale, exchange, transfer or other disposition of the 2029 Bonds, regardless of their place of residency or nationality.

Estate Tax

Neither any gain realized on an exchange of old bonds for 2029 Bonds pursuant to the invitation, nor any payment of accrued interest or rounding amounts in respect of old bonds so exchanged, will be subject to Panamanian estate tax.

Neither the payments of interest and principal on the 2029 Bonds, nor any gain realized upon the sale, exchange, transfer or other disposition of 2029 Bonds, will be subject to Panamanian estate tax.

Stamp and Other Taxes

Neither the exchange of old bonds for 2029 Bonds pursuant to the invitation, nor the issuance or transfer of the 2029 Bonds, will be subject to any Panamanian stamp, registration or other similar tax.

United States Federal Income and Estate Taxation

U.S. Treasury Circular 230 Notice

The tax discussion contained in this prospectus supplement was not intended or written to be used, and cannot be used, for the purpose of avoiding United States federal tax penalties. This discussion was written to support the promotion or marketing of the transactions or matters addressed in this prospectus supplement. Each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the exchange of old bonds for 2029 Bonds pursuant to the invitation and to the receipt, ownership and disposition of the 2029 Bonds acquired pursuant to the invitation. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, possibly with retroactive effect. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary. This summary does not cover any state, local, non-United States or other issues.

This summary deals only with holders that hold the old bonds and 2029 Bonds as capital assets as defined in the U.S. federal tax laws. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”)). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	holders of 2029 Bonds who do not acquire the 2029 Bonds pursuant to the invitation;

•

special classes of holders, such as dealers in securities or currencies, certain securities traders, banks, regulated investment companies, real estate investment trusts, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold old bonds or 2029 Bonds as part of a hedging transaction or a position in a straddle or conversion transaction;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons holding the global bonds through partnerships or other pass-through entities; and

•	United States Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Holders of old bonds and prospective holders of the 2029 Bonds that acquire those bonds pursuant to the invitation should consult their own tax advisors in determining the tax treatment of the exchange of old bonds for 2029 Bonds pursuant to the invitation and of the receipt, ownership and disposition of 2029 Bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant state, local, non-United States or other tax laws.

Definition of United States Holder

As used herein, the term “United States Holder” means a holder of old bonds or 2029 Bonds who or that is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of that trust, or that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Exchange of Old Bonds for 2029 Bonds

An exchange of old bonds for 2029 Bonds pursuant to the invitation will be considered for U.S. federal income tax purposes to be a modification of the old bonds. The tax consequences of that modification will depend on whether the modification is considered to be significant. As discussed below, if the modification is significant, the exchange generally will be a taxable transaction (“Taxable Exchange”).

The modification of an old bond will be a significant modification if, based upon all the facts and circumstances and taking into account all modifications of the old bond, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant”. Panama believes that the differences between the old bonds and the 2029 Bonds to be received in exchange for such old bonds, and, in particular, the differences in their maturities will be economically significant. Accordingly, Panama will treat the exchanges of old bonds for 2029 Bonds pursuant to the invitation as significant modifications that will result in Taxable Exchanges. This summary assumes that the foregoing treatment of the modification is correct.

A United States Holder will recognize gain or loss on a Taxable Exchange of old bonds in an amount equal to the difference, if any, between the holder’s adjusted basis in those old bonds and the amount realized by the holder on the exchange. The amount realized by the United States Holder will be equal to the sum of:

•	the aggregate issue price of the 2029 Bonds (determined in the manner described below) received by the holder in the exchange; and

•

the amount of any cash received in respect of accrued but unpaid interest with respect to the old bonds or as a result of rounding downward the aggregate principal amount of 2029 Bonds receivable to the nearest U.S.$1,000.

Except to the extent attributable to accrued but unpaid interest or accrued market discount, gain or loss recognized by a United States Holder on a Taxable Exchange of old bonds will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the old bonds were held for more than one year. Gain or loss attributable to accrued but unpaid interest and accrued market discount will be taxed as ordinary interest income. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a United States Holder on the exchange of old bonds for 2029 Bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

Although the matter is not entirely free from doubt, the issue price of the 2029 Bonds for purposes of calculating gain and loss on a Taxable Exchange should be its fair market value on the Settlement Date, assuming that a substantial amount of 2029 Bonds will be traded on an established securities market at that time. A debt instrument is considered to be traded on an established securities market if, at any time during the 60-day period ending 30 days after the issue date of the debt instrument, the debt instrument appears on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other price information) of one or more identified brokers, dealers or traders or actual prices (including rates, yields or other pricing information) of recent sales transactions (a “Quotation Medium”). It is anticipated that the 2029 Bonds will appear on such a Quotation Medium.

Taxation of the 2029 Bonds

Interest on the 2029 Bonds

Interest on the 2029 Bonds will not be exempt from U.S. taxation generally. Interest will be taxable to a United States Holder as ordinary income at the time it accrues or is received in accordance with the United States Holder’s method of accounting for tax purposes.

Interest paid by Panama on the 2029 Bonds will constitute income from sources outside the United States and under the foreign tax credit rules, will, depending on your circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder under the United States federal income tax laws.

If a United States Holder acquires a 2029 Bond at an issue price (determined as described above under “—Exchange of Old Bonds for 2029 Bonds”) greater than the stated principal amount of the 2029 Bonds, that United States Holder will be considered to have acquired the 2029 Bonds with “amortizable bond premium” equal in amount to that excess. A United States Holder may elect to amortize that premium using a constant yield method over the remaining term of the 2029 Bonds and may offset interest otherwise required to be included in respect of the 2029 Bond during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies and to all taxable debt instruments acquired on or after that date. The election may be revoked only with the consent of the Internal Revenue Service.

Disposition of the 2029 Bonds

A United States Holder generally will recognize gain or loss on the sale or retirement of 2029 Bonds in an amount equal to the difference between the amount realized on that sale or retirement and its adjusted basis in the 2029 Bonds. A United States Holder’s initial basis in 2029 Bonds will be equal to the issue price (determined in the manner described above under “United States Holders-Exchange of Old Bonds for 2029 Bonds”) of the 2029 Bonds.

Except to the extent attributable to accrued but unpaid interest or accrued market discount, gain or loss recognized by a United States Holder on the sale or retirement of 2029 Bonds will be capital gain or loss and will be long-term capital gain or loss if the United States Holder held the 2029 Bonds for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a United States Holder on the sale or retirement of a 2029 Bond generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-United States Holders

The following discussion applies to you if you are a holder of old bonds or 2029 Bonds who or that is not a United States Holder (a “Non-United States Holder”).

Exchange of Old Bonds for 2029 Bonds

Gain Characterized as Capital Gain

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax on any capital gain realized on an exchange of old bonds for 2029 Bonds unless:

•	that gain or income is effectively connected with the conduct by the holder of a trade or business within the United States; or

•

in the case of a Non-United States Holder who is an individual, the holder is present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized and either:

•	that gain or income is attributable to an office or fixed place of business maintained in the United States by that holder; or

•	that holder has a tax home in the United States.

Gain Characterized as Interest Income

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, on income attributable to accrued but unpaid interest, accrued market discount or accrued OID unless:

•	the holder is an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the U.S. federal tax laws; or

•

the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Taxation of 2029 Bonds

Interest on the 2029 Bonds

Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for 2029 Bonds—Gain Characterized as Interest Income,” and subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, on payments of interest or any accrual of OID on the 2029 Bonds.

Disposition of the 2029 Bonds

Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for 2029 Bonds—Gain Characterized as Capital Gain,” and subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of 2029 Bonds. To the extent gain is attributable to accrued but unpaid interest, see the discussion above under “—Non-United States Holders—Exchange of Old Bonds for 2029 Bonds—Gain Characterized as Interest Income”.

Estate Tax

The 2029 Bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of this tax, the 2029 Bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death, if income on the 2029 Bonds would not have been effectively connected with a United States trade or business at the time of the individual’s death.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to cash payments made with respect to the old bonds upon the exchange and to payments of principal and interest and the accrual of OID on the 2029 Bonds, in each case if such payments are made to noncorporate United States Holders and the payments are made within the United States or by or through a custodian or nominee that is a U.S. Controlled Person, as defined below. Backup withholding will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

Backup withholding and information reporting generally will not apply to principal and interest payments to a Non-United States Holder, but the holder may be required to comply with certification and identification procedures in order to prove its exemption.

The payment of proceeds of a sale of 2029 Bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a foreign office of a broker that is a U.S. Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is not a United States Holder (and has no actual knowledge or reason to know to the contrary) or the holder or beneficial owner otherwise establishes an exemption, and the backup withholding rules will apply to those payments if the broker has actual knowledge that the holder or beneficial owner is a United States Holder.

A “U.S. Controlled Person” is:

•	a United States person (as defined in U.S. Treasury regulations);

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons (as defined in U.S. Treasury Regulations) hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a 2029 Bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

Luxembourg Taxation

The following is a summary of certain material Luxembourg tax consequences of accepting the invitation, purchasing, owning and disposing of the 2029 Bonds. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to accept the invitation, purchase, own or deposit the 2029 Bonds. Prospective participants in the invitation should consult their own tax advisers as to the applicable tax consequences of the invitation and the ownership of the 2029 Bonds, based on their particular circumstances. This summary does not allow any conclusions to be drawn with respect to issues not specifically addressed. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities on the date of this prospectus supplement and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis.

The residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds de chômage), as well as personal income tax (impôt sur le revenu) generally. Holders may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers residents of Luxembourg for tax purposes. Individual tax payers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Tax residency

A person will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the acceptance of the invitation, the holding of the 2029 Bonds, or the execution, performance, delivery and/or enforcement of the 2029 Bonds.

Exchange of the Old Bonds for the 2029 Bonds

Income taxation

Taxation of Luxembourg non-residents

Participants in the invitation who are non-residents of Luxembourg and who do not hold the old Bonds through a permanent establishment or a permanent representative in Luxembourg will not be subject to Luxembourg income tax on the realization of capital gains on the exchange of the old Bonds for the 2029 Bonds.

Participants in the invitation who are non-residents of Luxembourg and who hold the old Bonds through a permanent establishment or a permanent representative in Luxembourg may have to include any capital gain realized on the exchange of the old Bonds for 2029 Bonds, in their taxable income for Luxembourg income tax assessment purposes.

If payments on the Bonds that correspond to accrued but unpaid interest are made through a paying agent located in Luxembourg to participants in the invitation who are individuals or certain residual entities, who, as a result of an identification procedure implemented by the paying agent, are identified as residents or are deemed to be residents of an EU Member State other than Luxembourg or certain of those dependent or associated territories referred to under the EU Savings Tax Directive, will be subject to a withholding tax, unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by law to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 per cent. until 30 June 2008, at a rate of 20 per cent. from 1 July 2008 to 30 June 2011 and at a rate of 35 per cent. thereafter.

When used in the preceding paragraph “interest”, “paying agent” and “residual entity” have the meaning given thereto in the Luxembourg laws of 21 June 2005 (or the relevant Accords). This would include The Bank of New York (as successor to JPMorgan Chase Bank, N.A.) as a paying agent.

Taxation of Luxembourg residents

For Luxembourg tax purposes, an exchange of assets is considered as a sale at fair market value (valeur estimée de réalisation) of the exchanged asset followed by the acquisition of the asset received in exchange.

Luxembourg resident individuals

For Luxembourg resident individual participants in the invitation acting in the course of the management of their private wealth, capital gains (including foreign exchange results) realized on the exchange of the Old Bonds for 2029 Bonds are not subject to income tax provided that the exchange of the old Bonds for 2029 Bonds does not occur prior to at least six months after the acquisition of the old Bonds. Upon the exchange of the old Bonds for 2029 Bonds, individual Luxembourg resident Holders of 2029 Bonds acting in the course of the management of their private wealth must, however, include the portion of such gain corresponding to accrued but unpaid interest in their taxable income or if the payments are made through a paying agent located in Luxembourg, such paying agent would levy a 10 per cent. withholding tax that would constitute the final Luxembourg tax liability on such accrued but unpaid interest. Should the exchange of the old Bonds for 2029 Bonds precede the acquisition of the old Bonds or take place within the six months following the acquisition of the old Bonds, any realized capital gains qualify as “speculative gains” and are fully taxable as miscellaneous income at ordinary income tax rates; provided, however, that such speculative gains are not taxable if the total amount of such gains realized within the same tax year amount to less than €500.00. In the event that the exchange of the old Bonds for 2029 Bonds precedes the acquisition of the old Bonds or takes place within six months after the acquisition of the old Bonds, any gain realized on the old Bonds (including foreign exchange gain) will be taxable as speculative gains, whereas the deductibility of any loss (including foreign exchange loss) is subject to limitations and may be set off only against capital gains related to miscellaneous income.

Luxembourg resident companies

Save where the Bondholder is exempt from taxation under Luxembourg law, Luxembourg resident participants in the invitation who are corporate (société de capitaux) holders acting in the course of the management of a professional or business undertaking are subject to Luxembourg income tax at ordinary tax rates on all capital gains recognized for tax purposes (including foreign exchange results) realized on the exchange of the old Bonds for 2029 Bonds. Any gain (including foreign exchange gain) will be taxable whereas any loss (including foreign exchange loss) will be deductible for Luxembourg income tax purposes. The same conclusion applies to individual holders, acting in the course of the management of a professional or business undertaking to which the old Bonds are attributable. If in such last case, the aforementioned 10 per cent. withholding tax has been levied, it can be imputed on the overall income tax liability.

Other taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by the participants in the invitation as a consequence of the acceptance of the invitation.

There is no Luxembourg value added tax payable in respect of the acceptance of the invitation.

Taxes in respect of the 2029 Bonds

Non-Residents Bondholders

A holder of 2029 Bonds will not become resident, or deemed to be resident, in Luxembourg by reason only of the holding of the 2029 Bonds or the execution, performance and/or delivery of the 2029 Bonds.

Under the existing laws of Luxembourg and except as provided for by the Luxembourg law of 21 June 2005 implementing the EU Savings Tax Directive, there is no withholding tax on the payment of interest on, or reimbursement of principal of, the 2029 Bonds made to non-residents of Luxembourg through a paying agent established in Luxembourg.

Under the Luxembourg law of 21 June 2005 implementing the EU Savings Tax Directive and as a result of ratification by Luxembourg of certain related Accords with the relevant dependent and associated territories, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual or certain residual entities, as a result of an identification procedure implemented by the paying agent, are identified as residents or are deemed to be residents of an EU Member State other than Luxembourg or certain of those dependent or associated territories referred to under the EU Savings Tax Directive, will be subject to a withholding tax unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by law to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 per cent. until 30 June 2008, at a rate of 20 per cent. from 1 July 2008 to 30 June 2011 and at a rate of 35 per cent. thereafter.

When used in the preceding paragraph, “interest”, “paying agent” and “residual entity” have the meaning given thereto in the Luxembourg laws of 21 June 2005 (or the relevant Accords). This would include The Bank of New York (as successor to JPMorgan Chase Bank, N.A.) as a paying agent.

Resident individual Bondholders

Interest on 2029 Bonds paid by a Luxembourg paying agent directly to an individual holder of 2029 Bonds who is a resident of Luxembourg not holding the 2029 Bonds as business assets or to a foreign residual entity securing the payment for the benefit of such holder will be subject to a withholding tax of 10 per cent., which will operate a full discharge of income tax due on such payments.

Under the Luxembourg law of 23 December 2005 introducing withholding tax, acting in full discharge of the tax liabilities, on certain interest payments derived from savings income, interest on 2029 Bonds paid by a Luxembourg paying agent to an individual holder of 2029 Bonds who is a resident of Luxembourg not holding the 2029 Bonds as business assets will not be subject to taxation on capital gains (including foreign exchange gains) upon the disposal of the 2029 Bonds, unless the disposal of the 2029 Bonds precedes the acquisition of the 2029 Bonds or the 2029 Bonds are disposed of within six months of the date of acquisition of these 2029 Bonds. Upon redemption or exchange of the 2029 Bonds, the portion of the redemption or exchange price corresponding to accrued but unpaid interest is subject to the aforementioned 10 per cent. withholding tax.

An individual holder of 2029 Bonds who is a resident of Luxembourg not holding the 2029 Bonds as business assets will not be subject to taxation on capital gains upon the disposal of the 2029 Bonds, unless the disposal occurs within six months of their date of acquisition.

Interest on 2029 Bonds paid by a Luxembourg paying agent to an individual Holder who is a resident of Luxembourg holding the 2029 Bonds as business assets and capital gains realized upon the disposal of the Instruments by such Holder are subject to Luxembourg tax as described in the paragraph “Companies established in Luxembourg” here below. Except where the aforementioned 10 per cent. withholding tax has been applied, it can be credited against the overall tax liability.

Resident corporate Bondholders

Interest on 2029 Bonds paid by a Luxembourg paying agent to 2029 Bonds holders who are not individuals will not be subject to any withholding tax.

Save where the 2029 Bonds holder is exempt from taxation under Luxembourg law, a corporate Holder of Instruments who is a resident of Luxembourg or a non-resident corporate holder who has a permanent establishment in Luxembourg with which the holding of the 2029 Bonds is connected, must, for corporate tax purposes, include in his or her taxable income (i) any interest received or accrued on the 2029 Bonds and (ii) the difference between the sale or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the 2029 Bonds sold or redeemed (including foreign exchange gains).

Other taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by Holders of 2029 Bonds as a consequence of the issuance of the 2029 Bonds, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the 2029 Bonds.

Save where the 2029 Bonds holder is exempt from taxation under Luxembourg law, Luxembourg net wealth tax will not be levied on such 2029 Bonds holder, unless the holder is a company resident in Luxembourg; or the 2029 Bonds are attributable to an enterprise or part thereof that is carried on through a permanent establishment in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the 2029 Bonds or in respect of the payment of interest or principal under the 2029 Bonds or the transfer of the 2029 Bonds. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and no exemption from Luxembourg value added tax applies with respect to such services.

No estate or inheritance tax is levied on the transfer of the 2029 Bonds upon death of a Holder of 2029 Bonds in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Luxembourg gift tax may be levied on a gift or donation of the 2029 Bonds if embodied in a Luxembourg deed or registered in Luxembourg.

JOINT DEALER MANAGERS AND EXCHANGE AGENT; PLAN OF DISTRIBUTION

Panama has entered into a Joint Dealer Managers agreement, dated June 2, 2008, with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as the Joint Dealer Managers for the invitation. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as Joint Dealer Managers under the Joint Dealer Managers agreement, are referred to in this prospectus supplement as the “Joint Dealer Managers”. Pursuant to the Joint Dealer Managers agreement, Panama has:

•	retained the Joint Dealer Managers to act, directly or through affiliates, on behalf of Panama as Joint Dealer Managers in connection with the invitation;

•	agreed to pay the Joint Dealer Managers a fee of 0.225% of the nominal principal amount of old bonds exchanged pursuant to the invitation;

•	agreed to indemnify the Joint Dealer Managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended; and

•

agreed that, except as otherwise permitted by the Joint Dealer Managers in writing, and except for the Concurrent Offering, it will not offer, sell, or contract to sell or otherwise dispose of any debt securities of Panama, guaranteed by Panama or of any Panamanian governmental agency, that are substantially similar to the 2029 Bonds, that are denominated in U.S. dollars, that are to be placed outside Panama and that mature more than one year after the Settlement Date until the termination of the invitation or the completion of the distribution of the 2029 Bonds, as notified to Panama by the Joint Dealer Managers.

The obligations of the Joint Dealer Managers under the Joint Dealer Managers agreement are subject to certain conditions. At any given time, the Joint Dealer Managers may trade the old bonds or other debt securities of Panama for their own accounts or for the accounts of customers and may accordingly hold a long or short position in the old bonds or other securities of Panama.

If either Joint Dealer Manager acquires any 2029 Bonds pursuant to the invitation, it may resell those 2029 Bonds from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Any such 2029 Bonds may be offered to the public either through an underwriting syndicate represented by the Joint Dealer Managers or directly by the Joint Dealer Managers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be varied from time to time by the Joint Dealer Managers.

In connection with the invitation, the Joint Dealer Managers may purchase and sell old bonds in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created by the Joint Dealer Managers, for themselves or a syndicate, if there is a syndicate, in connection with the invitation. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Short positions created by the Joint Dealer Managers, for themselves or a syndicate, if there is a syndicate, involve the sale by the Joint Dealer Managers of a greater number of securities than they own or have a right to purchase. These activities may stabilize, maintain or otherwise affect the market prices of the old bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The Joint Dealer Managers are relying on an exemption obtained from the SEC from Rule 101 of Regulation M under the Securities Exchange Act of 1934, as amended, with respect to their participation in the invitation and their trading activities and those of certain of their affiliates in connection with the invitation.

The Joint Dealer Managers and their affiliates may engage in transactions with and perform services for Panama. These transactions and services are carried out in the ordinary course of business. The exchange agent, Citibank, N.A., is an affiliate of Citigroup Global Markets Inc. The Luxembourg listing agent, Deutsche Bank Luxembourg, S.A., is an affiliate of Deutsche Bank Securities Inc.

Panama estimates that its share of the total expenses of the invitation, excluding fees and commissions, will be approximately U.S $1,415,500.

Panama has retained Citibank, N.A. to act as exchange agent and Deutsche Bank Luxembourg, S.A. to act as Luxembourg exchange agent in connection with the invitation.

Panama has agreed to:

•	pay the exchange agent and the Luxembourg exchange agent customary fees for their services;

•	reimburse the exchange agent and the Luxembourg exchange agent for certain of their out-of-pocket expenses in connection with the invitation; and

•	indemnify the exchange agent and the Luxembourg exchange agent against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

The address of Citigroup Global Markets Inc. is 390 Greenwich Street, New York, New York 10013. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005.

JURISDICTIONAL RESTRICTIONS

The distribution of the invitation materials and the invitation are restricted by law in certain jurisdictions. Persons into whose possession the invitation materials come are required by Panama to inform themselves of and to observe any of these restrictions. Persons accepting this invitation shall be deemed to have represented, warranted and agreed that they are not (and any person for whom they are acting is not): (i) resident in any jurisdiction in which this invitation would be unlawful; or (ii) a person to whom this invitation may not lawfully be made.

The invitation materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. Neither Panama nor the Joint Dealer Managers accept any responsibility for any violation by any person of any of the restrictions applicable in certain jurisdictions.

In any jurisdiction in which the invitation is required to be made by a licensed broker or dealer and in which a Joint Dealer Manager or any affiliate of a Joint Dealer Manager is so licensed, it shall be deemed to be made by such Joint Dealer Manager or such affiliate on behalf of Panama. The Joint Dealer Managers are aware of their responsibilities for specific acknowledgements, representations, agreements and undertakings expressly required by particular restrictions described below.

Canada

Canada — Provinces. The 2029 Bonds may only be offered to Canadian investors resident in the provinces of Ontario and Québec.

Canada — Responsibility. Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by the Joint Dealer Managers as to the accuracy or completeness of the information contained herein or otherwise provided by Panama in connection with the invitation.

Canada — Representations of Participants. Each Canadian investor who acquires or purchases 2029 Bonds in connection with the invitation will be deemed to have represented to Panama, the Joint Dealer Managers and any dealer who offers or sells 2029 Bonds to such investor that: (a) the offer and sale of the 2029 Bonds was made exclusively through the invitation materials and was not made through an advertisement of 2029 Bonds in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (b) where required by law, the investor is acquiring or purchasing such 2029 Bonds as principal, or is deemed to be acquiring or purchasing such 2029 Bonds as principal in accordance with applicable securities laws of the province in which the investor is resident, for its own account and not as agent for the benefit of another person; (c) the investor, or any ultimate investor for which the investor is acting as agent, is entitled under applicable Canadian securities laws to acquire or purchase such 2029 Bonds without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in Québec, the investor is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”); (ii) in the case of an investor resident in Ontario, the investor (1) is an “accredited investor”, other than an individual, as defined in section 1.1 of NI 45-106 and is acquiring or purchasing such 2029 Bonds from a dealer registered as an international dealer in Ontario within the meaning of section 98(4) of the Regulation to the Securities Act (Ontario), or (2) is an “accredited investor”, including an individual, as defined in section 1.1 of NI 45-106 and acquiring or purchasing such 2029 Bonds directly from Panama or from a dealer registered as an investment dealer or limited market dealer in Ontario within the meaning of section 98(5) and section 98(6) of the Regulation to the Securities Act (Ontario), respectively; and (d) the investor is not a person created or used solely to acquire or purchase such 2029 Bonds as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45 106.

Each resident of Ontario that acquires or purchases such 2029 Bonds will be deemed to have represented to Panama and the Joint Dealer Managers that the investor: (a) has been notified by Panama that (i) Panama may be required to provide personal information pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any 2029 Bonds acquired or purchased) (“personal information”), which Form 45-106F1 may be required to be filed by Panama under NI 45-106; (ii) such personal information may be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106; (iii) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Each Canadian investor that acquires or purchases such 2029 Bonds further acknowledges that its name, address, telephone number and other specified information, including the aggregate value of any 2029 Bonds acquired or purchased by the investor, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Canadian laws. By acquiring or purchasing such 2029 Bonds, each Canadian investor consents to the disclosure of such information.

Canada — Resale Restrictions. The distribution of the 2029 Bonds in Canada is being made on a private placement basis only and is exempt from the requirement that Panama prepare and file a prospectus with the relevant Canadian regulatory authorities. Any resale of the 2029 Bonds must be made in accordance with applicable securities laws which may require resales to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements. These resale restrictions may under certain circumstances apply to resales of the 2029 Bonds outside of Canada. Canadian investors are advised to seek legal advice prior to any resale of the 2029 Bonds.

Canada — Rights of Action for Damages or Rescission—Ontario Only. Securities legislation in certain of the Canadian provinces provides certain purchasers of securities pursuant to an offering memorandum with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum and any amendment thereto contains a “misrepresentation”, as defined in the applicable securities legislation. A “misrepresentation” is generally defined in the applicable securities legislation to mean an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

Where there is reliance on the exemption from the prospectus requirements contained in section 2.3 of NI 45-106 (the “accredited investor exemption”), section 130.1 of the Securities Act (Ontario) (the “Ontario Act”) provides that every purchaser of securities pursuant to an offering memorandum shall have a statutory right of action for damages or rescission against the issuer and any selling security holder in the event that the offering memorandum contains a misrepresentation, as defined in the Ontario Act. A purchaser who purchases securities offered by the offering memorandum during the period of distribution has, without regard to whether the purchaser relied upon the misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer and any selling security holder provided that: (a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer and the selling security holders, if any; (b) the issuer and the selling security holders, if any, will not be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation; (c) the issuer and the selling security holders, if any, will not be liable for all or any portion of damages that it proves does not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; (d) the issuer and the selling security holders, if any, will not be liable for a misrepresentation in “forward-looking information” (“FLI”) if it proves that: (i) the offering memorandum contains, proximate to the FLI, reasonable cautionary language identifying the FLI as such, and identifying material factors that could cause actual results to differ materially from a conclusion, forecast or projection set out in the FLI, and a statement of material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the FLI; and (ii) it had a reasonable basis for drawing the conclusions or making the forecasts and projections set out in the FLI; and (e) in no case shall the amount recoverable exceed the price at which the securities were offered.

Section 138 of the Ontario Act provides that no action shall be commenced to enforce these rights more than: (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of an action for damages, the earlier of: (i) 180 days after the date that the purchaser first had knowledge of the facts giving rise to the cause of action; or (ii) three years after the date of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the Ontario Act do not apply in respect of an offering memorandum delivered to a prospective purchaser in connection with a distribution made in reliance on the accredited investor exemption if the prospective purchaser is: (a) a Canadian financial institution or a Schedule III bank (each as defined in section 1.1 of NI 45-106); (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or (c) a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Canada — Taxation and Eligibility for Investment. Any discussion of taxation and related matters contained herein does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire or purchase the 2029 Bonds and, in particular, does not address Canadian tax considerations. Canadian investors should consult with their own legal and tax advisers with respect to the tax consequences of acquiring or purchasing the 2029 Bonds in their particular circumstances under relevant Canadian federal and provincial legislation and regulations.

Canada — Enforcement of Legal Rights. Panama is a foreign sovereign state. Accordingly, it may not be possible for Canadian investors to effect service of process within Canada upon Panama or to satisfy a judgment against Panama in Canada or to enforce a judgment obtained in Canadian courts against Panama.

Canada — Language of Documents. Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Joint Dealer Managers and every dealer has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of 2029 Bonds to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of 2029 Bonds to the public in the Relevant Member State (provided that the 2029 Bonds have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy):

(a)	in the period beginning on the date of publication of a prospectus in relation to those 2029 Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d)	at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Joint Dealer Manager or dealers nominated by the issuer for any such offer; or

(e)	at any time in any other circumstances which do not require the publication by Panama of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of 2029 Bonds to the public” in relation to any 2029 Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the 2029 Bonds to be offered so as to enable an investor to decide to purchase or subscribe for the 2029 Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

It will not underwrite the issue of, or place the 2029 Bonds, otherwise than in conformity with the provisions of S.I. No. 60 of 2007, European Communities (Markets in Financial Instruments) Regulations 2007 (MiFID Regulations), including, without limitation, Parts 6, 7, and 12 thereof and the provisions of the Investor Compensation Act 1998.

It will not offer or sell any 2029 Bonds other than in compliance with the EU Directive 2003/6/EC on insider dealing and market manipulation, the Irish Market Abuse (Directive 2003/6/EC) Regulations, 2005 and any other applicable Irish implementing legislation.

Austria

This prospectus supplement has not been and will not be approved (geprueft) by the Austrian Financial Markets Authority (FMA) and deposited (hinterlegt) with the Austrian Control Bank (Oesterreichische Kontrollbank). The invitation covered by the prospectus supplement is not a public offering in accordance with the Austrian Capital Market Act (Kapitalmarktgesetz), as amended. The 2029 Bonds may not be offered or sold to the public in Austria.

This prospectus supplement shall not be circulated or publicly distributed in Austria. No public advertisement in Austria may be made for the invitation.

Belgium

The Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) has not approved or been notified of the invitation. Accordingly, subject to the private placement rules hereafter, the 2029 Bonds may not be offered or sold, and the prospectus, offering or information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than qualifying investors within the meaning of Article 10 of Law of 16 June 2006 on the public offering of the investment instruments and the admission to trading of investment instruments on a regulated market, acting for their own account.

A private placement remains possible if it requires a minimum investment of Euro 50,000 per investor and per offer or if less than 100 persons located or resident in Belgium (other than qualifying investors as referred to above) are targeted.

Denmark

This prospectus supplement does not constitute a prospectus under any Danish laws or regulation and has not been filed with or approved by the Danish Financial Supervisory Authority as this prospectus supplement has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act as amended from time to time or any Executive Orders issued in connection thereto.

This prospectus supplement and the invitation will only be directed to persons in Denmark who acquire securities in accordance with one ore more of the exemptions from the prospectus requirements set forth in Executive Order No. 1232/2007.

France

The 2029 Bonds may not be offered or sold and the invitation may not be extended to the public in France and neither this prospectus supplement, which has not been submitted to the approval procedure of the Autorité des marchés financiers (“AMF”) or of a competent authority of another member State of the European Economic Area which would have notified its approval to the AMF under the Directive 2003/71/EC as implemented in France and the relevant member State, nor any other offering material or information contained therein relating to the 2029 Bonds or the invitation may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the 2029 Bonds to the public in France. Any such offers and sales may be made in France only to: (i) qualified investors (investisseurs qualifiés); and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L.411-2, D.411-1 et seq., D.734-1, D.744-1, D.754-1 and D.764-1 of the Code monétaire et financier. The 2029 Bonds may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the Code monétaire et financier.

Guernsey

Consent of the States Policy Council under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989 has been obtained for the circulation of this document within the Bailiwick of Guernsey and to the raising of funds by the issue of the 2029 Bonds. In granting such consent neither the Guernsey Financial Services Commission nor the States Policy Council accept any responsibility for the financial soundness of the investment or for the correctness of any of the statements made or opinions expressed with regard thereto.

Luxembourg

The offered securities may not be offered to the public in Luxembourg, except that they may be offered in Luxembourg in the following circumstances:

(a)	in the period beginning on the date of publication of a prospectus in relation to those offered securities which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to the CSSF, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of offered securities to the public in relation to any offered securities in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the offered securities to be offered so as to enable an investor to decide to purchase the offered securities, as defined in the Law of 10 July 2005 on prospectuses for securities and implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the pro-spectus to be published when securities are offered to the public or admitted to trading (the Prospectus Directive), or any variation thereof or amendment thereto.

The Netherlands

The 2029 Bonds which qualify as savings certificates as defined in the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may only be transferred or accepted through the intermediary of their issuer or a Member of Euronext Amsterdam N.V. and with due observance of the Savings Certificates Act (including registration requirements). However, no such intermediary services are required in respect of: (i) the initial issue of those 2029 Bonds to the first holders thereof; (ii) any transfer and acceptance by individuals who do not act in the conduct of a profession or trade; and (iii) the transfer or acceptance of those 2029 Bonds, if they are physically issued outside the Netherlands and are not distributed in the Netherlands in the course of primary trading or immediately thereafter. The 2029 Bonds qualify as savings certificates under the Dutch Savings Certificates Act when they are in bearer form and constitute a claim for a fixed sum against the issuer on which interest does not become due during their tenor or on which no interest is due whatsoever.

Portugal

The invitation, this document and the prospectus have not been and will not be approved by the Portuguese Securities Exchange Commission (Comissão do Mercado dos Valores Mobiliários) for the purposes of a public offer of securities addressed to investors in Portugal and therefore each of the invitation, this document and the prospectus is not directed to investors in Portugal and the 2029 Bonds to be given in exchange for old bonds or the 2029 Bonds to be sold may not be offered or sold to the public in Portugal or under circumstances which are deemed to be a public offer under the Portuguese Securities Code (Código dos Valores Mobiliários) and other securities legislation and regulation applicable in Portugal. In addition, this document, the prospectus and all other invitation materials are only being publicly distributed in the above noted jurisdictions where lawful and may not be publicly distributed in Portugal, nor may any publicity or marketing activities related to the invitation be conducted in Portugal.

The invitation is not addressed to holders of old bonds resident and/or located in Portugal, and no tenders from holders of old bonds resident and/or located in Portugal will be accepted, except if those holders are all qualified investors (investidores qualificados), within the meaning of articles 30 and 110-A of the Portuguese Securities Code or are, in aggregate, 200 or fewer (if some or all are non-qualified investors), in which case the 2029 Bonds may be offered and tendered through a private placement (oferta particular), in accordance with the relevant provisions of the Portuguese Securities Code.

Spain

The invitation does not constitute a public offer in Spain according to Article 30 bis of Act 24/1988, of 28 July, on the Securities Market, as amended by Royal Decree Law 5/2005 of 11 March, and to Article 38 of Royal Decree 1310/2005. and thus, no prospectus in connection therewith shall be registered with the Spanish Securities Market Commission. Accordingly, no 2029 Bonds may be publicly offered, sold or delivered, nor any public offer in respect of old bonds made, nor may any prospectus or any other offer or publicity material relating to the invitation or the 2029 Bonds be distributed, in the Kingdom of Spain by Panama or any person on its behalf, except in compliance with Spanish law and regulations.

Switzerland

The invitation is made in Switzerland on the basis of a private placement, not as a public offering. The 2029 Bonds will not be listed on the SWX Swiss Exchange. This prospectus supplement does not, therefore, constitute a prospectus within the meaning of Art. 652a or 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

United Kingdom

Each Joint Dealer Manager represented, warranted and agreed that (i) the applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) have been complied with in respect of anything done in relation to the invitation in, from or otherwise involving the United Kingdom. and (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the 2029 Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

VALIDITY OF THE 2029 BONDS

The validity of the 2029 Bonds will be passed upon for Panama by Lic. Oscar Ceville, the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter LLP, New York, New York, United States counsel to Panama, and for the Joint Dealer Managers by Sullivan & Cromwell LLP, New York, New York, United States counsel to the Joint Dealer Managers, and by Arias, Fábrega & Fábrega, Panamanian counsel to the Joint Dealer Managers.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración, and Sullivan & Cromwell LLP may rely on the opinion of Arias, Fábrega & Fábrega and the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración. As to all matters of United States law, the Procurador de la Administración or a duly authorized attorney of the Procuraduría de la Administración may rely on the opinion of Arnold & Porter LLP, and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities and is included on the authority of that publication as a public official document of Panama. All other information is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

GENERAL INFORMATION

Due Authorization

Panama is authorized to enter into the invitation pursuant to Cabinet Decree No. 8 dated May 14, 2008 and Executive Decree No. 73 dated May 27, 2008.

Listing and Luxembourg Listing Agent; Luxembourg Exchange Agent

Application has been made to list the 2029 Bonds on the Luxembourg Stock Exchange and to have the 2029 Bonds trade on the Euro MTF market.

Litigation

Except as described herein and in any documents incorporated herein by reference, neither Panama nor any governmental agency of Panama is involved or has been involved in the past 12 months in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the invitation or the issuance of the 2029 Bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the 2029 Bonds and the fiscal agency agreement with respect to the 2029 Bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the 2029 Bonds

Copies of the fiscal agency agreement and the form of the 2029 Bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the offices of the fiscal agent and the Luxembourg paying agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information

Panama has filed its annual report for 2006 on Form 18-K (except for certain exhibits) with the SEC electronically. Panama’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov.

Such Form 18-K, together with its exhibits and amendments filed with the SEC before the end of the offering of the 2029 Bonds, is considered part of and incorporated by reference in this prospectus supplement. If any 2029 Bonds are listed on the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the Office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the listing agent for the 2029 Bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The 2029 Bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg.

ISIN	CUSIP	Common Code
US698299AK07	698299AK0	9626611

PROSPECTUS

REPUBLIC OF PANAMA

$1,500,000,000

Debt Securities

Warrants

Panama may offer up to $1,500,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Panama may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should assume that the information in this prospectus, the prospectus supplement accompanying this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents.

The date of this prospectus is June 27, 2006.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of these documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to http://www.sec.gov, where the SEC maintains an Internet site that contains reports and other information filed by Panama.

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

•	Panama’s Annual Report on Form 18-K for the year ended December 31, 2004; and

•	All amendments to Panama’s Annual Report on Form 18-K for the year ended December 31, 2004 filed prior to the date of this prospectus.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 483-1407

DATA DISSEMINATION

Panama is a participant in the General Data Dissemination System of the International Monetary Fund, or the IMF. Countries that participate in the General Data Dissemination System make a commitment to use it as a framework to develop national systems to produce and disseminate economic, financial and socio-demographic data. Participation in the General Data Dissemination System is voluntary. As a participant, Panama has committed to undertaking to:

•	designate a country coordinator to act as the main contact with the IMF staff on all issues relating to Panama’s participation in and implementation of the General Data Dissemination System; and

•

prepare descriptions of Panama’s statistical practices that the IMF will post on its Dissemination Standards Bulletin Board. These descriptions, or “metadata,” are intended to cover Panama’s current statistical production and dissemination practices as well as plans for short- and medium-term improvements and, if applicable, associated technical and other assistance required to implement these plans.

The metadata prepared by participants in the General Data Dissemination System may be found on the IMF’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/dsbbhome. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator,” and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general governmental purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes.

DEBT SECURITIES

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Panama and the fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Panama must repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	the circumstances and terms, if any, under which Panama may redeem the debt securities before maturity;

•

the circumstances and terms, if any, under which the holders of the debt securities may obligate Panama to redeem, repurchase or repay their respective securities pursuant to any sinking fund or analogous provisions or at the option of those holders;

•	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	if any amount payable in respect of the debt securities will be determined based on an index or formula, the method by which such amount will be determined;

•	if the debt securities will be issued upon the exchange or conversion of other debt securities, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•	if the debt securities will be listed, the stock exchange on which they will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described under the heading “Collective Action Securities” below); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. After the return of these moneys to Panama, the holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of each series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of, interest on, and premium (if any) on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

•	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

•

the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

•

any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•

any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•	any Lien in existence on the date of the fiscal agency agreement, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

•

any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15,

1995 from the Minister of Planning and Economic Policy of Panama and explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

•

any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

•

any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

•

the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

•	the property over which such Lien is granted consists solely of such assets and revenues;

•

any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

•	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

•	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

•	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and

•

any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

•

Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of $25,000,000.

Default

Each of the following events will be an event of default with respect to each series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of such series for 15 days;

(b) default by Panama in any payment of interest on any debt securities of such series for 30 days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama that exceeds $25,000,000 (or its equivalent in any other currency) by reason of an event of default arising from Panama’s failure to make any payment of principal or interest under this Public Indebtedness when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due, which continues for 30 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring that such default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described in clause (a), (b), (f) or (g) under the heading “Default” above occurs with respect to any series of debt securities, then each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) under the heading “Default” above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly or indirectly by or on behalf of Panama, any political subdivision or instrumentality thereof shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at its New York office at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and for any price. These debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

•	debt securities cancelled by or delivered for cancellation to the fiscal agent;

•	debt securities held for reissuance but not reissued by the fiscal agent;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

•	debt securities of a series that have been substituted with another series of debt securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 10 and 60 days before the meeting date.

Voting; Quorum. A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting prior to the adjournment of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters (other than those matters identified below that require the consent of all holders of the debt securities of a series) shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the appointment of proxies in respect of holders of registered debt securities of a series;

•	the record date for determining the registered owners of registered debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments

and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

•

the affirmative vote, in person or by proxy, of the holders of at least 66  2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

•	the written consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

•	changing the due date for the payment of the principal of, any installment of interest on, or premium (if any) on the debt securities of such series;

•	reducing the principal amount of the debt securities of such series;

•	reducing the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of such series;

•	reducing the interest rate on the debt securities of such series;

•	reducing the premium, if any, payable upon the redemption of any debt securities of such series;

•	changing the currency in which any amount in respect of the debt securities of that series is payable;

•	changing the required places at which any amount in respect of the debt securities of that series is payable;

•	shortening the period during which Panama is not permitted to redeem the debt securities of that series;

•	permitting Panama to redeem the debt securities of the affected series, if Panama is not otherwise permitted to redeem the debt securities of that series;

•	reducing the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	changing the obligation of Panama to pay additional amounts under the debt securities of that series.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner that Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

•

the rate of exchange for determining the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures, could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and

•

if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment amount at least the amount of debt security currency that was due to him under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which he would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities of any series by Panama will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities, or any political subdivision or authority of or in Panama or such other jurisdiction, having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof;

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority of or in Panama, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority of or in Panama, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification, or other reporting requirements would be materially more onerous, in form, in procedure, or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or

(c) to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference in this prospectus to “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days;

•	at any time Panama decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	you cannot have debt securities registered in your name for so long as they are represented by the global security;

•	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	you will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	you cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	all payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons who hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of the depositary or its participants relating to the ownership of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Panama may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66  2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3 % in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

•

permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

•	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•

change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Panama may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Panama to repurchase or exchange debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

•	the terms listed under the heading “Debt Securities” above as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

•	the amount and type of debt securities that you may obligate Panama to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

•	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

•	the dates on which your right to exercise your warrants or other securities begins and expires;

•	the conditions, if any, under which Panama may cancel or terminate your warrants or other securities;

•	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

•

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

•	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

•	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, any warrant agreement, the debt securities and any warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York; provided, however, that the laws of Panama will govern all matters concerning authorization and execution of all agreements and securities by Panama.

JURISDICTION AND ENFORCEMENT

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or Federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants or other similar securities) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or Federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its process agent to receive, on behalf of

Panama and its property, service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the process agent is:

1212 Avenue of the Americas

10th Floor

New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States.

Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts, both prior to and post-judgment, shall be subject to the provisions of Articles 1047, 1048, 1065 and 1939 of the Judicial Code of the Republic of Panama.

Moreover, Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought against Panama in a court in the United States unless the court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in Panama a judgment based on such a United States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Panama from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama may also sell securities of any series directly to the public or through agents designated by Panama from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with NASD guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Panama may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Panama by the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter LLP, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panamanian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración. As to all matters of United States law, the Procurador de la Administración may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procurador de la Administración, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

GLOSSARY

“Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Interoceanic Region Assets” means real property and properties reverting to Panama pursuant to the Panama Canal Treaty between Panama and the United States, dated September 7, 1977.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

•	is publicly offered or privately placed in securities markets;

•	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof;

•

is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

•

has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year.

THE ISSUER

The Republic of Panama Ministerio de Economía y Finanzas Dirección de Crédito Público Vía España y Calle 52 Edificio Ogawa, Piso 4 Apartado 2694, Zona 3 Panama, Republic of Panama + 507 507 7000

JOINT DEALER MANAGERS

Citigroup Global Markets Inc.

390 Greenwich Street

New York, New York 10013

Attention: Liability Management Group

In the United States, call toll free:

(1) 800-558-3745

Outside the United States, call collect:

(1) 212-723-6108

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Attention: Liability Management Group

In the United States, call toll free:

(1) 866-627-0391

Outside the United States, call collect:

(1) 212-250-2955

EXCHANGE AGENT

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

Attention: Exchange Operations

Reference: Republic of Panama Exchange Offer

Telephone: +44 20 7508 3867

Facsimile: +44 20 7508 3866

E-mail: exchange.gats@citigroup.com

LUXEMBOURG EXCHANGE AGENT Deutsche Bank Luxembourg, S.A. 2, Boulevard Konrad Adenauer L-1115 Luxembourg Telephone: + 352 42122 243 Fax: +352 42122 718

FISCAL AGENT, PAYING AGENT AND TRANSFER AGENT		LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

The Bank of New York 101 Barclay Street 4th Floor East New York, New York 10286 United States		The Bank of New York (Luxembourg) S.A. Aerogolf Center 1A, Hoehenhof L-1736 Senningerberg Luxembourg Telephone: + 352 42122 243 Fax: +352 42122 718

LEGAL ADVISORS

To Panama, as to U.S. law:		To the Joint Dealer Managers, as to U.S. law:

Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States		Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States

To Panama, as to Panamanian law:		To the Joint Dealer Managers, as to Panamanian law:

Lic. Oscar Ceville Procurador de la Administración Apartado Postal 10288 Panama 4, Republic of Panama		Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 0816-01098 Panama, Republic of Panama

LUXEMBOURG LISTING AGENT		INFORMATION AGENT

Deutsche Bank Luxembourg, S.A. 2, Boulevard Konrad Adenauer L - 1115 Luxembourg Telephone: + 352 42122 243 Fax: +352 42122 718		Global Bondholder Services Corporation 65 Broadway Suite 723 New York, New York 10006 Attention: Corporate Actions Banks and Brokers: +1-212-430-3774 Telephone (toll free): +1-866-873-5600